Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

Telephone (704) 362-6345

'CORRESP'

February 5, 2019

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention:
Jay E. Ingram, Legal Branch Chief
Sergio Chinos, Staff Attorney

Re:
Level Brands, Inc. (the "Company")
Registration Statement on Form S-3
Filed December 13, 2018
File No. 333-228773

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated February 4, 2019 on the above-captioned registration statement. Below is the Company’s response to the staff’s comment.

Form S-3 filed December 13, 2018

General

1.
You filed a Form 8-K on December 20, 2018 indicating that you intend to file by amendment the required interim financial statements and pro forma financial information of Cure Base Development for the periods required pursuant to Rule 8-04(b) and Rule 8-05 of Regulation S-X. We remind you that you are required to include or incorporate by reference this information before your registration statement is declared effective.

RESPONSE:     The Company confirms that it will file by amendment the required interim financial statements and pro forma financial information of Cure Base Development for the periods required pursuant to Rule 8-04(b) and Rule 8-05 of Regulation S-X.

We trust the foregoing sufficient responds to the staff’s comment. In accordance with the conversation between Mr. Chinos and Brian A. Pearlman, Esq., counsel to the Company, earlier today, following the filing of the Current Report on Form 8-K/A containing the aforedescribed financial information we will submit a request for acceleration of the above captioned registration statement in accordance with Rules 460 and 461.

Sincerely,
/s/ Mark S. Elliott
Mark S. Elliott
Chief Financial Officer and Chief Operating Officer

cc:
Brian A. Pearlman, Esq.